Exhibit 21.1 List of Subsidiaries

Subsidiary	Jurisdiction of Organization
Iridium Holdings LLC	Delaware
Iridium Satellite LLC	Delaware
Iridium Constellation LLC	Delaware
Iridium Government Services LLC	Delaware
Iridium Carrier Holdings LLC	Delaware
Iridium Carrier Services LLC	Delaware